July 19, 2024

Foo Chee Weng Desmond
Director, Chairman and Chief Executive Officer
Enigmatic Limited
c/o 3 Shenton Way,
Shenton House, #23-01
Singapore 068805

       Re: Enigmatic Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 28, 2024
           CIK No. 0001982961
Dear Foo Chee Weng Desmond:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 12, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 28, 2024
Industry Overview, page 56

1. Please update your discussion of industry data as of a more recent date, to the extent available. In this regard, we note that you provide estimated 2022 and 2023 data.
Experts, page 100

2. Please revise your disclosure in this section to reflect the financial statements for the fiscal year ended September 30, 2023 which are included in the registration statement.
 July 19, 2024
Page 2
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

3. We reviewed the changes you made to restate your financial statements in response to prior comment 2. Please make arrangements with your auditors for them to revise their report to reference a financial statement footnote that discusses the restatement. Please also label "as restated" the applicable financial statement amounts presented throughout the filing. In addition, please include a financial statement footnote that discusses the nature of the error and shows the effect of the correction on each financial statement line item that changed for each period presented. Refer to ASC 250-10-50-7. Consolidated Statements of Cash Flows, page F-7

4. We note your revisions to the consolidated statements of cash flows in response to prior comment 2. Please reconcile the amounts reported as change in accounts receivable and amount due from shareholder in fiscal years ended September 30, 2023 and 2022 herein to the changes in accounts receivable, net and amount due from shareholder balances reported in your consolidated balance sheets on page F-4.
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-15

5. Please disclose the impact that ASU 2023-08 will have on your financial statements.
       Refer to SAB Topic 11.M.
Note 3. Cash and Cash Equivalents, page F-16

6. Please disclose in greater detail how you acquire and dispose of your USDT and discuss your business reasons for doing so. Disclose who has custody and control of your USDT.
       Provide a roll forward of your USDT activity (beginning balance, purchases, sales, impairments, other items and ending balance) for each period presented. Also, clarify whether you believe USDT is an indefinite-lived intangible asset under ASC 350 or a financial asset under ASC 825 and tell us in detail how you applied the GAAP guidance in reaching the conclusion you did. Tether has held bitcoins, precious metals and other non-financial assets in its reserves. If Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves, tell us how you considered that in your conclusion. Furthermore, tell us in detail how you concluded
       USDT qualifies as a cash equivalent under ASC 230.
Note 9. Related Party Transactions and Balances
Amount Due from Shareholder (Desmond Foo), page F-19

7. You disclose the receivable balance due from director was $732,482 as of September 30,
       2023. Please confirm, if true, that the current due from director balance is zero and that all amounts were repaid in full and not forgiven. Also, disclose the terms of your arrangement with your director to collect cash from your customers on your behalf. Also, disclose the facts and circumstances surrounding the director not remitting the collected amounts to you promptly, and instead waiting over a business cycle, as stated in your
       December 26, 2023 response to comment 17 from our November 22, 2023 letter.
 July 19, 2024
Page 3

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact
Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Mathew Lewis